EP MEDSYSTEMS, INC.
                                100 Stierli Court
                        Mount Arlington, New Jersey 07856

                                October 29, 2002


FILED VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Thomas Jones

          RE:  Request for Withdrawal of Registration Statement on Form SB-2
               -------------------------------------------------------------
               EP MedSystems, Inc.
               File No.:  333-97351

Ladies and Gentlemen:

          Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting EP MedSystems, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on July 30, 2002, Pre-Effective Amendment No. 1 filed on August 12, 2002, and the Form of
Prospectus   filed   pursuant  to  Rule   424(b)(3)  on  August  15,  2002  (the
"Prospectus").

          The SEC declared the Registration Statement effective on August 13, 2002. No securities were sold in connection with the offering that was the subject of the Registration Statement. The withdrawal is being sought due to the Registrant's decision to pursue alternative methods of financing its business. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.
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October 29, 2002
Page 2

          Please direct any questions or comments relating to this filing to Kevin P. Kundra, Esquire at (215) 564-8183.




                                        Sincerely,

                                        /s/ Reinhard Schmidt

                                        Reinhard Schmidt
                                        President and Chief Executive Officer





cc:   Kevin P. Kundra, Esquire
        Stradley, Ronon, Stevens & Young, LLP